URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Report on Form 6-K dated For the month of May, 2009

VOTORANTIM PULP and PAPER INC.
(Translation of Registrant’s Name Into English)

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

 (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-________)

VOTORANTIM CELULOSE E PAPEL S.A.

Publicly Held Company
CNPJ/MF 60.643.228/0001-21
NIRE 35.300.022.807

CALL NOTICE FOR
SPECIAL SHAREHOLDERS’ MEETING AND
SPECIAL MEETING OF PREFERRED SHAREHOLDERS

The shareholders of VOTORANTIM CELULOSE E PAPEL S.A. (“VCP” or “Company”) are hereby invited to attend, on first call, the Special Shareholders’ Meeting (Assembleia Geral Extraordinária) and Special Meeting of Preferred Shareholders (Assembleia Especial de Titulares de Ações Preferenciais, together with the Special Shareholders’ Meeting, the “Meetings”) to be held at the Company’s headquarters, at Alameda Santos, 1357, 8th floor, in the city of São Paulo, at 9 a.m. and 9:30 a.m., respectively, on May 30, 2009. The following is the agenda:

I – For the Special Shareholders’ Meeting

1. Conversion of all VCP preferred shares into VCP common shares (“Conversion”) based upon the following ratio: each VCP preferred share shall be converted into 0.91 VCP common share, in order to permit the subsequent migration of the Company to the Novo Mercado listing segment of the São Paulo Stock Exchange (BM&FBovespa S.A. – Bolsa de Valores, Mercadorias e Futuros). This resolution is conditioned upon the approval by a majority of preferred shareholders voting in the Special Meeting of Preferred Shareholders to be held after the Special Shareholders’ Meeting.

2. Amendment of the heading and paragraphs of section 5, heading and paragraphs of section 6, item XIII of section 17, and heading and sole paragraph of section 33 of the Company’s By-laws, as a result of the Conversion.

II – For the Special Meeting of Preferred Shareholders

1. Ratification of the Conversion due to the fact that the Conversion eliminates some of the advantages attributed to the VCP preferred shares.

The draft of the Company’s By-laws reflecting the proposed Conversion is available at the Company’s headquarters for examination by interested shareholders.

Proof of share ownership in book-entry form issued by appropriate custodians will be required for admittance to the Meetings. Shareholders’ proxies and representatives may attend the Meetings to the extent that they have been appointed within a year of the Meetings, and their respective powers of attorney and instruments of representation must be delivered to the Company’s headquarters by no later than three business days prior to the date of the Meetings, per section 27, paragraph 4 of the Company’s By-laws.

São Paulo, May 15, 2009

Paulo Henrique de Oliveira Santos
Chairman of the Board of Directors

The common shares of VCP that may be distributed to the holders of preferred shares (including of preferred shares in the form of ADRs) in connection with the Conversion referred to in this notice have not been registered with the Securities and Exchange Commission. The Conversion referred to in this notice is being conducted pursuant to exemptions from registration provided under the U.S. Securities Act of 1933, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

VOTORANTIM PULP and PAPER INC. (Registrant)

Date: May 15, 2009	By:	/s/ Paulo Prignolato
Name: Paulo Prignolato
Title: Chief Financial Officer